Exhibit 99.1

HAFNIA LIMITED: Hafnia enters into a binding share purchase agreement to acquire 14.45% of TORM’s shares from Oaktree

With reference to the stock exchange announcement of 3 September 2025, Hafnia Limited (“Hafnia“, the “Company“, OSE ticker code: “HAFNI“, NYSE ticker code: “HAFN”) today announces that it has entered into a binding share purchase agreement (the “Share Purchase Agreement”) with Oaktree Capital Management, L.P. and its affiliates (together, “Oaktree”), to acquire approximately 14.1 million A shares in TORM plc (“TORM”, CSE ticker code: “TRMD A“, NASDAQ ticker code: “TRMD”), representing approximately 14.45% of TORM’s issued share capital. The A shares are priced at US$ 22 per share for a total purchase price of US$ 311,433,342.

Completion of Hafnia’s acquisition of the shares from Oaktree is subject to the fulfilment of customary conditions precedent, including among others, obtaining any required regulatory clearances and approvals, satisfaction of certain covenants and appointment of a new independent board chair of TORM.

Upon completion Hafnia will hold approximately 14.45% of issued share capital in TORM.

Hafnia is pleased to be making this sizeable investment in TORM. Following market reports referring to the possibility of a business combination on a net asset value basis (NAV-for-NAV), Hafnia agrees that it is to the benefit of shareholders in both companies to explore such strategic opportunities. However, discussions have yet to take place and there can be no assurance that this will lead to any transaction.

Hafnia duly notes TORM’s announcement of 9 September 2025 that the UK City Code on Takeovers and Mergers does not apply to TORM.

For further information, please contact:

Sheena Williamson-Holt
Head of Communications and Branding
Direct: +45 33 699 190
Mobile: +45 24 78 85 88
swh@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward-Looking Statements

This announcement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Share Purchase Agreement and the possibility of exploring a business combination transaction with TORM, and statements containing words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this announcement that are not historical facts are forward-looking statements that are estimates reflecting the best judgment of Hafnia based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognise that actual results may differ materially from Hafnia’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in Hafnia’s records and other data available from unrelated parties.

Risks and uncertainties related to any potential transaction with TORM include, but are not limited to, uncertainty as to whether Hafnia or TORM will pursue, enter into or consummate a potential transaction; potential adverse reactions or changes to business relationships resulting from the announcement, pursuit or completion of a potential transaction; uncertainties as to the timing of a potential transaction; adverse effects on Hafnia’s share price resulting from the announcement, pursuit or consummation of a potential transaction or any failure to complete a potential transaction; competitive responses to the announcement or consummation of a potential transaction; the risk that regulatory or other approvals required for the consummation of a potential transaction are not obtained, or are obtained subject to terms and conditions that are not anticipated; and any changes in general economic and/or industry-specific conditions. Many of these factors are beyond Hafnia’s control. Hafnia cautions investors that any forward-looking statements made by Hafnia are not guarantees of future performance. Hafnia disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments. There can be no assurance that any discussions will result in a proposal, agreement or transaction, nor as to the terms, timing or likelihood of any such transaction proceeding.

Additional Information

This announcement is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities.

The distribution of this announcement in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this announcement (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Hafnia disclaims any responsibility or liability for the violations of any such restrictions by any person.

Important Notice

For the avoidance of doubt, this announcement is not a public takeover offer and this announcement does not represent a formal decision by Hafnia or any of its affiliates to make a public takeover offer within the meaning of section 4(1) of the Danish Takeover Order (Executive Order no. 614 dated 2 June 2025).